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                                                                 EXHIBIT (a)(93)


            PEOPLESOFT ANNUAL MEETING OF STOCKHOLDERS/MARCH 25, 2004

GEORGE BATTLE, DIRECTOR, PEOPLESOFT: OK, I guess we'll get started. Good morning. My name is Skip Battle. I'm a director of PeopleSoft. I'm a nominee for reelection today, and it's my pleasure to welcome you to our 2004 annual shareholders meeting.

Because of the tender offer that's outstanding and a number of the legal issues that have been faced by the company over the past several months, this is a much more formal kind of a session than those of you shareholders, who have been here before are used to with us, and we apologize for the lack of intimacy. But I think given the legal issues that are facing us, we have to be very, very careful that we do things absolutely correctly, which means quite formally, and I'm going to be mostly reading from a script.

I'll be chairing the official business portion of today's meeting. I'd like to introduce Anne Jordan, Senior Vice President, General Counsel, and Corporate Secretary of PeopleSoft, who'll be serving as the secretary for the meeting. Anne is right here, and she'll be joining me on the podium in a minute.

These things -- we are broadcasting wireless, and so we've got the same problems that airplanes have when they take off, which means you need to turn them off. So going to quiet mode, where they just vibrate instead of rings, that won't help. We are Web casting, so we don't want that. So if you could please turn your -- and this includes blackberries and PDAs and cell phones, if you please turn them absolutely off I'd appreciate it.

Following, we have four items on the agenda today. The first is the approval of the minutes of last year's stockholders meeting. The second is election of four class two directors. The third is ratification of the selection of KPMG LLP as our independent auditors for 2004. And the fourth is the consideration of a stockholder proposal, urging our Board of Directors to adopt a policy of expensing stock options. We're going to present all these proposals, and at the conclusion of the presentation of the proposals, and before the report of the vote, stockholders will have the opportunity to ask questions or make comments that are relevant to the proposals.

We're going to have two sets of questions and answers today. The first will be about these proposals, the formal part of the meeting. And after we've completed the official business of the meeting, Kevin Parker, our Chief Financial Officer, and Executive Vice President for Finance and Administration will report on the company's financial performance. And following his presentation, Craig Conway, our President, Chief Executive Officer, and a Director will present an overview of the company. And after Craig's presentation, you'll have the opportunity to ask further questions or make comments on the management presentations and the general business of the company.

I'd like you to know that given the Oracle tender offer and the surrounding events, our meeting will need to be a bit more formal than we've had in the past. We regret that we are not able before or after the meeting to handle individual questions. We'll follow the

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agenda and we'll adhere to the conduct guidelines that were given you when you registered today. If you'd like to ask a question or make a comment regarding any of the proposals, please go to this microphone that's here in the center aisle when we've announced that we're ready for questions, and wait to speak until I recognize you. When you're recognized, please state your name, whether you are a stockholder, or whether you hold the proxy of a stockholder, and then make your question and comment. We'd like to limit this to one question or comment per shareholder. We'd like to ask you to be brief with a maximum limit of two minutes per questions or comment. That way, we can make sure that we get to all the questions. The sponsors of the shareholder proposal being presented today will also have two minutes to present that proposal.

I'd like to now introduce the company directors who are with us this morning. First, the directors who were elected last year and who will serve until the 2005 annual meeting. First is Dave Duffield. He founded PeopleSoft in 1987. He's been the Chairman of the Board since that time. Dave is the only guy who didn't wear a suit, of the Directors. Steve Goldby has been a member of the Board since February 2000. He's the Chairman and CEO of Symyx Technologies, and he's also chaired our Nominating and Governance Committee. Steve Goldby's here on the right. Aneel Bhusri has served on the Board since March of 1999. He's a general partner of Greylock Management Corporation, a Venture Capital firm. Aneel's over here, fourth in and Michael Maples has been a member of the Board since July 2003. He was formally on the Board of J.D. Edwards & Co., which was acquired by PeopleSoft in August of 2003, and he came to our board at that time. These are directors who are not standing for election this year.

The Directors, in addition to me, who are standing for election this year for a two-year term, are Craig Conway. He's the PeopleSoft President and Chief Executive Officer, joined us in May of 1999, and has been a Director since that time. Craig led the company through the acquisition of J.D. Edwards and has taken PeopleSoft from $1.4 billion in annual revenue in 1999 to $2.3 billion of revenue in 2003. Frank Fanzilli Jr. joined the Board in May of 2001, is also a Director of Interwoven Inc. Cyril Yansouni has been a member of the Board since 1992, until recently was Chairman of the Board of Read-Rite Corporation and Cyril chairs our Audit Committee. I've been a member of the Board since December of 1995. I'm also the Executive Chairman of AskJeeves Inc. and I'm a Senior Fellow at the Aspen Institute.

So now, we'll get into the official business. Before we proceed with the official business, I'd like to make a few other introductions. Over here, Tony Vecchio, a Director of Georgeson Shareholder Communications Inc., Georgeson has been appointed as the inspector of elections for this meeting and has also served as vote tabulator. Mr. Vecchio has signed his oath of office on behalf of Georgeson, as Inspector of elections for this meeting. And I would like to introduce Mark Goodburn and Laurie Mullen, the partners with KPMG, could you -- where are you guys? Oh, excuse me. Responsible for the PeopleSoft audit engagement. They'll be available after the meeting if you have any questions for KPMG regarding PeopleSoft's financial statements or related matters. In addition, I'd like to introduce Kevin Parker, our Executive Vice President of Finance

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and Administration, Chief Financial Officer. He'll be speaking later in the meeting. And our Vice President of investor relations is Bob Okunski. Bob will be available after the meeting over here to answer any questions you may have regarding general investor matters. I'll now ask our Corporate Secretary to report on certain procedural matters relating to the meeting. Anne?

ANNE JORDAN, SVP, GENERAL COUNSEL, CORPORATE SECRETARY, PEOPLESOFT: Thank you Skip. I've been given a copy of the proxy statement, the proxy card and the 2003 annual report on form 10-K that were sent to the stockholders. The Company's mailing agent has certified that the proxy statement and the card were mailed to the shareholders starting on February 21st 2004, and the supplemental proxy statement and card were mailed starting around March 4, with the company's form 10-K, to all stockholders of record on February 10th. February 10th was the record date that was set by the Board of Directors to determine stockholders entitled to vote at this meeting. Copies of these items are going to be filed with the minutes of today's meeting. On the record date, there were 363,210,792 shares of common stock issued and outstanding, and each one of those shares is entitled to one vote. Mr. Vecchio, can you report on the number of shares represented at the meeting?

TONY VECCHIO, DIRECTOR, GEORGESON SHAREHOLDER COMMUNICATIONS: (INAUDIBLE) proxies on file at this time, there are present by proxy, 294,211,182 shares of common stock of PeopleSoft Inc. representing 81% of the shares outstanding on the record date.

JORDAN: Thank you. Since we have a majority of the outstanding shares represented and present at the meeting today, there's a quorum present and we may proceed with the business at the meeting.

BATTLE: Thank you. Pardon me. We're conducting this meeting in accordance with the company's bylaws and the rules of conduct distributed this morning. The polls are now open, at about 8:45, for voting on the matters under consideration, that's those four things under consideration at this meeting. The polls will close upon conclusion of our discussion of the proposals been voted on here today, and I'll now ask the Corporate Secretary to explain the voting procedures. Anne?

JORDAN: Stockholders of record as of February 10, 2004 received two white proxy cards. The first card was mailed starting on February 21, and it contained two proposals that were put forward by Oracle Corp. The second card was mailed starting March 4, and it did not include the Oracle proposals. On February 27, 2004, Oracle officially withdrew its stockholder proposal, so these are no longer being considered as part of the business at today's meeting.

If you turned in the first white proxy card containing the Oracle proposals, that proxy card is still valid, and any voting instructions that you made in relation to Oracle's proposals, will be disregarded and have no effect, but the other proposals that you did vote on will be voted in accordance with that proxy. So if you have turned in either that proxy or the

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second proxy to Georgeson Shareholder, our proxy solicitor, and you don't intend to change your vote, then it's not necessary to vote again at today's meeting.
If you didn't turn in a proxy card and you want to do so now, please raise your hand and we'll collect it. Does anyone have a proxy they want to turn in? Right, right here. Can someone get that for me? And if you wish to change your vote or to vote now, we also have ballots available, so if you'd like to raise your hand, we can hand out a ballot if you need it. Anyone need a ballot? OK, and if you could mark those, we'll collect them right away.

BATTLE:  OK.

JORDAN:  OK.

BATTLE: Thank you. The first piece of business is to approve the minutes of last year's Shareholder meeting. Copies of the draft minutes from last year's stockholders meeting were made available to you this morning at the registration table. In accordance with PeopleSoft's bylaws, if there are no objections, I will declare the minutes of 2003 annual meeting of the shareholders approved as written.

Now we'll move on to the other items on the agenda. The first proposal is the election of directors. The company's directors, as I mentioned before, are divided into two classes, serving staggered two-year terms. At this meeting, four class two directors will be elected. The Board of Directors slate of Director Nominees consist of myself, Skip Battle, Craig Conway, Frank Fanzilli and Cyril Yansouni. There are no other nominees. You have already been introduced to these Board nominees, and a detailed description of their qualifications is included in your proxy statement. Our Board's Corporate Governance and Nominating Committee recommended these nominees because they have the qualifications set forth in our corporate governance policy, because the committee believes that these nominees will continue to provide invaluable insight and perspective for the company. PeopleSoft's Board of Directors unanimously recommends that you vote for the entire slate of the PeopleSoft Board of Directors nominees.

The next item for business is to ratify the appointment of KPMG as the Company's independent auditors for the 2004 fiscal year. KPMG has served as the independent auditors of the company since June 2002 and has a national reputation for quality auditing services. PeopleSoft's Board of Directors unanimously recommends that you vote for the ratification of KPMG as PeopleSoft independent auditors. The AFSCME Employees Pension Fund, this is the next item, and the last issue. The AFSCME Employees Pension Plan, and the Connecticut Retirement Plans and trust funds have co-sponsored a stockholder proposal that reads as follows - Resolved that the shareholders of PeopleSoft Inc. urge the Board of Directors to adopt the policy that the cost of employee and director stock options be recognized in PeopleSoft's income statement. Mr. Albert Carlson, representing the sponsors of the proposal, will now briefly address the meeting regarding this proposal. Sir?

ALBERT CARLSON, AMERICAN FEDERATION OF STATE, COUNTY AND MUNICIPAL EMPLOYEES, AFL-CIO: (INAUDIBLE)
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BATTLE:  Yes.

CARLSON: Good afternoon fellow shareholders and members of the Board and other officers. My name is Albert Carlson and I represent the pension plan for the American Federation of State County and municipal employees. I move passage of the shareholder proposal No. 3, printed in its entirety in the proxy statement. Stock options comprise a large portion of PeopleSoft's senior executive compensation. Stock options are an integral part of PeopleSoft's executive compensation package. According to the Company's proxy statement in 2003, CEO Craig Conway's cash compensation totaled over $3.25 million and stock options worth $14.9 million and $42.9 million, depending on the return assumption used. We believe that expensing stock options more accurately reflects the cost of awards to a company and will better reflect the true earnings of the company. Stock options are a form of non-cash compensation with value to the recipient and a cost to the company. Failure to expense options resulted in a 31% over statement of earnings of S&P 500 companies, according to a report in 2002 issued by the analysts accounting observer.

Standard & Poors recently began calculating a core earnings number in which the cost of options is treated as an expense. In the words of Warren Buffett, if stock options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And if expenses shouldn't go in the calculation of earnings, where in the world should they go? Previously, Federal Reserve Chairman Alan Greenspan called on companies to expense stock options. Voluntarily expensing of options sends a clear and important message to the market that the company is committed to transparency and corporate governance best practices. Recognizing this, over 380 companies have announced their intention to expense stock options as of October '03, including Apple, Computer Associates, and Microsoft. Finally, we believe that not expensing options may be lead to overuse by companies to see them as free money. Standard and Poors noted in a recent report, when something is significantly under priced, it is often also substantially over consumed. We believe this concern is relevant to PeopleSoft, where in May 2003 Institutional Shareholder Services calculated that the total potential voting power dilution of PeopleSoft equity compensation plans was over 34%. And it's for these reasons that we urge stockholders to vote for this proposal. Thank you.

BATTLE: Thank you Mr. Carlson. The Board of Directors opposes this proposal for the reasons stated in PeopleSoft's proxy statement. Unless and until the accounting standards organizations require all companies to expense options and until there's a commonly accepted method for valuing stock options, we do not believe it's in the best interest of our stockholders to expense options. So PeopleSoft's Board of Directors unanimously recommends that you vote against this proposal.

At this time, we'd like to open the floor to any stockholder questions or comments regarding these proposals, these three proposals, presented today. If you'd like to ask a question or make a comment, please go to the microphone in the center aisle and wait to speak until I recognize you. Please remember to limit your question or comments to two

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minutes so that we can address as many questions as possible during the time allotted for discussion. If you have questions or comments that don't relate to the proposals under consideration at this time, please wait, because there'll be another time for following the management presentation for you to raise those questions or make those comments. So now any questions or discussions on these proposals standing before the stockholders?

Going once, going twice. Any other questions or comments? OK. Thank you. My wife was going to come down here because she heard it was going to be really exciting, she woke up feeling sick this morning and I'm going to have to tell her it wasn't really exciting. I would now like to make a final call for proxy cards and ballots and ask the inspector of elections to report the results of the votes. Following the close of the polls, no further votes, proxy cards, ballots, revocations or changes will be accepted. Are there any other completed ballots or proxies in the audience? Any other?

Thank you. Any others? There are a couple more. Any other proxies or ballots? All right then, if there are no other ballots or proxies to be collected, I now declare the polls to be closed at 8:55 am California time. I'll give Mr. Vecchio a minute to read those. Mr. Vecchio, may I have the preliminary results of the votes please?

VECCHIO: Skip Battle, Craig Conway, Frank Fanzilli, Cyril Yansouni were elected to the Board of Directors by the following preliminary vote - Skip Battle, votes for, 281,388,564. Votes withheld 12,371,007. Craig Conway, votes for, 279,381,754. Votes withheld 14,829,428. Frank Fanzilli, 284,590,579. Votes withheld 9,620,603. Cyril Yansouni, votes for, 279,296,032. Votes withheld 14,915,150. The appointment of KPMG as PeopleSoft's independent auditors for the 2004 fiscal year was ratified by the following preliminary vote. Votes for, 291,184,905. Votes against, 2,800,523. Votes abstained, 223,754. Lastly, the stockholder proposal urging the board to adopt the policy of expensing stock options was approved by the following preliminary vote. Votes for, 132,196,735. Votes against, 113,398,425. Votes abstained, 4,209,642.

BATTLE: Thank you. Based on these results, I declare that Misters Craig Conway, Frank Fanzilli, Cyril Yansouni and me are hereby elected as directors of the company. KPMG's appointment as independent auditors has been ratified and the proposal regarding expensing stock options has been approved. The inspector of elections will provide me with a written report on the final quorum in attendance at this meeting and the vote tabulation of the proposals voted, and that report will be filed in the records of the company. This concludes the formal business of today's meeting. I'll turn it over now to Kevin Parker, who will discuss the company's financial performance over the past year. There'll be an opportunity to ask questions of that management presentation, which Kevin will be followed by Craig Conway, and then we'll have time for those questions. Kevin?

KEVIN PARKER, EVP, FINANCE AND ADMINISTRATION, PEOPLESOFT: Thank you, Skip. Good morning. As a matter of housekeeping, before we go through the presentation this morning, we have a few legal notices that we need to go through. First and foremost, we're going to be talking about our financial performance. And included in our financial performance, there are a number of risk factors. I'd urge you to go read our


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form 10k -- excuse me, could we just back that up just for moment? I didn't mean to -- or can I do that? There we go. Risk factors, and all those are enumerated on form 10-K in our annual report as recently filed with the Securities and Exchange Commission. We'll also be talking about a number of non-GAAP financial measures. There's a reconciliation of those non-GAAP financial measures provided as a part of this presentation. That is also available on our Web site and in our previously filed presentations with the SEC as a part of the overall proxy activity.

Talking about our 2003 financial performance, looking at our license revenue, we actually saw our license revenue grow in the second year of a very tough economic environment. We saw our overall license revenue grow from $530 to $538 million. Clearly, the combination of PeopleSoft and J.D. Edwards is doing very well in a very challenging marketplace. If you look at Q1 results, from a year ago, you'll note that we were in the middle of the very beginnings of the war in Iraq, and that certainly had a dramatic impact on our results on a quarterly basis, but we've seen the company rebound very quickly since that point in time.

Looking at our professional services revenue, we have industry-leading performance in overall professional services revenues. Professional services revenues are PeopleSoft's consulting activity, increased from $708 million to $824 million during that timeframe. I think we stand apart with the rest of the industry, in terms of the performance of our professional services organization. Overall maintenance really impacted by the very high customer retention rates that we have, and the new customers that we continue to add. We added over 540 new customers last year alone. We saw our maintenance revenues increase from $703 million to $904 million on a year over year basis. All of that combined with the effort that the company puts in from every aspect of the company, in managing our expenses, really has contributed an awful lot to seeing our operating margins improved during that same timeframe. On a pro forma basis, we saw our operating margins increased to 15.3% in Q4. If we had not incurred the cost related to the Oracle hostile bid, and that had a significant impact on our overall operating margins, the operating margins would have increased to 16.8% for the quarter ended in December, so a substantial improvement in the operating margins for the company, and we certainly seen that performance continue over the last several years.

All of that, the revenues that we saw, the operating margin improvement, led to record operating income during the course of the year. On a pro forma basis, we generated about $317.8 million worth of operating income, up 37% from the operating income a year ago. On a pro forma basis, if we had excluded the cost related to the Oracle activity, and if we had not been forced to incur those costs, the operating income would have been even higher, at $360 million for the full year. That also enabled us to generate the third year of record earnings per share. If you look on a pro forma basis, the earnings per share have increased from 60 cents to 64 cents for the year ended December 31, 2003. The Oracle related costs that I mentioned actually cost us eight cents a share for the full year. If we had not been incurring those costs at that point in time, we would have had earnings per share that was even higher at 72 cents a share. But as it was, the earnings per share showed 20% growth on a year over year basis.
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For the year ended December 31, the stock increased in value from where we were at the beginning of the year, about 24.5%, outperforming the S&P software index, which returned only 22% during that same timeframe. So the earnings per share improvement that we saw and the operating margin improvement that we saw has really translated into increasing shareholder value during that time.

Some additional highlights for the year, as I mentioned, we brought in about 540 brand new customers. It accounted for about 33% of our license revenues for the year.

And just for clarification, when we say new customer, it means a company that's never done business with PeopleSoft or JD Edwards before. About a third of our revenues come from continuing to win new customers in the marketplace. We had over 2,600 license transactions during the year, so a very strong performance in terms of the breadth and depth of the product line.

We had - excuse me - I'm not sure why that keeps doing that. We had 104 deals greater than a million dollars during that time frame, so very successful in terms of winning large accounts and large deals.

One of the life blood of any company is cash flow. We generated cash flow, operating cash flow of nearly $400 million for the year, so very strong in terms of the financial management and the operating cash flow for the company.

As I mentioned, this is the third year of record EPS, or incurring - increasing EPS during that time frame. And also important to note that we completed a $350 million stock repurchase in the fourth quarter. And the board of directors has authorized another $200 million of stock repurchase in 2004.

Some other actions the board has taken I think that are really very shareholder value oriented and shareholder centric, we've reduced and the board has reduced the potential dilution of future options very substantially, by more than 60 million shares during the - during future periods.

The board of directors has taken a shareholder-approved stock option plan. We had an Evergreen provision, that issued new options of about 5% of the shares outstanding and unilaterally reduced that on a ratable basis, going down to almost 1% by time the plan expires in 2007 and 2008.

We've also canceled about 9.8 million shares that were available to be issued that had not been issued, and those shares were available. Those shares have been canceled as well.

At that same time the board also canceled a 2000 non-statutory, non-shareholder-approved plan. That plan has been terminated under the board of directors' direction.
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Effective 2005 starting in this next coming year, half of the equity compensation for the senior officers of the company will be performance based, and the board will be working during the coming year to determine what those performance metrics that half of the equity compensation were based on a verifiable performance statistic for the company.

Let me move on just a moment to talk about the JD Edwards integration and the JD Edwards acquisition. From our point of view, the acquisition is on schedule and performing exceptionally well. In fact, in most areas, it's ahead of our own internal plan.

We had identified when we gave our guidance for the last year in September and then again in January that we thought there were about $167-207 million of potential synergies from bringing these two companies together. Those synergies generate between 25 and 32 cents per share of additional earnings per share in the coming year.

The progress that we've made I think is very, very substantial as we've identified in Q4 alone, we generated $25 million of expense synergies. That's $100 million on a run rate for 2004.

And we had identified about $10 million of cross selling synergies. Those are synergies between JD Edwards customers buying PeopleSoft applications, PeopleSoft customers buying JD Edwards applications.

Well, in Q4 alone, we generated about $10 million worth of revenue cross selling between the two companies' historic products, and if we look at that on a run rate basis, we're already at the $40 million run rate that we had described when we gave our guidance for the upcoming year. So we're performing very well, and we're very pleased with that.

A couple of other things in terms of the integration I think that are going well that should be discussed is we've had an expansion in terms of the number of cross selling activities and number of cross selling opportunities available to us.

We released seven integration products in the fourth quarter of this year. These are integration products that allow for a fast and easy integration between EnterpriseOne of the former JD Edwards applications and PeopleSoft Enterprise applications.

We had originally planned on releasing four. We actually were in a position to release seven, so we're well ahead of schedule on that. And as I mentioned, the cross selling activities in Q4 are already at the $10 million rate. A hundred million dollars in annual cost savings just on a run rate [inaudible] in Q4.

We've also been very effective in consolidating the two companies on an operational basis. We've looked at closing down about 25 facilities that we had in common and really brought the two companies together. So we have PeopleSoft and JD Edwards employees working side by side, and we'll continue that operational consolidation in the coming months and quarters.


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We also in January had a very important event. We brought the entire worldwide sales force together for the first time of the two companies and had four days of very intense activity, a lot of cross selling - cross training in terms of that. And I think it was a very great kickoff for 2004, and I think the sales force left that meeting very motivated.

So as we close the - close the year, I think there's a - we're really in a position and we've demonstrated a market leadership and we've got a position for continuing the success of the company.

We're number one in HCM, number two in financial services and CRM around the world. We have the lowest total cost of ownership as compared to any of our peers. And that's data that comes to us from outside sources as well.

We've got the highest customer satisfaction rating, especially compared to SAP and Oracle as we end the year, and we're very excited about that.

We have over 170 distinct applications in the product offering today. We have a mid-market leadership with EnterpriseOne. And as we mentioned, EnterpriseOne is the former JD Edwards set of applications that are now doing very well.

We have strength in manufacturing and distribution. In fact, as we look at the fourth quarter, manufacturing and distribution was the largest vertical set of applications that we had, not just manufacturing and distribution, but in terms of customer set, manufacturing and distribution was the largest for the company in that quarter.

So we're very pleased with that. And we're a leader in over 25 industries and 25 industry verticals around the world.

With that, I'll turn it over to Craig Conway, our President and CEO.

CRAIG CONWAY, PRESIDENT AND CHIEF EXECUTIVE OFFICER, PEOPLESOFT: Thank you, Kevin. Good morning.

I want you to know that there was nothing I could do to get my wife to come here this morning no matter how much I promised her it would be exciting.

Kevin talked about our financial results in the last year, which we think were really quite strong. And I'd like to take a few minutes and talk about our accomplishments during that period of time, in particular three things - first, the financial management of the company, the expense controls which led to and contributed to our earnings and our operating margins, second the acquisition of JD Edwards, and third, the management of our business during a period of potential disruption.


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First, the financial management - as you saw from Kevin, the financial results in the last year were really quite good. And part of that was the strong financial controls the company had in place.

What Kevin didn't mention is that the financial management controls of this company had been adopted company-wide. We have been fortunate to have achieved the support of everyone at PeopleSoft from the management of the company to individual contributors on the need to be financially conservative, on the need to watch expenses.

So the point of today, even an individual employee is always looking for ways - always looking for ways to save expenses. And that's really contributed to our earnings, our operating margins, and our operating income.

This has really been a support from our employees that we've enjoyed for now almost two years. Remember, when we began 2003, we began the year in a period of economic downturn. And even at that time we knew - we knew that the economic period of downturn would probably continue until at least Q4.

And so we had two alternatives at that time. One was to be totally conservative in our management of the company, conserve and protect absolutely everything we could. And the second alternative was to invest, was to look for opportunities to expand the company during the period of economic downturn.

And at that time we saw an opportunity to do something which had a far-ranging - far-reaching, positive impact to PeopleSoft, and that was an investment in the acquisition of JD Edwards.

I described JD Edwards as having a four-dimensional benefit to PeopleSoft - four-dimensional benefit to PeopleSoft. The first is products. We achieved with the acquisition of JD Edwards some products, some very significant products that PeopleSoft didn't have before.

Manufacturing, a very strong manufacturing product line, asset management, real estate management, these were product categories that JD Edwards was world renowned as having strength in. And so that was a product dimension.

A second dimension was an industry dimension. JD Edwards is very, very strong in asset-intensive industries. And I think many of you know that as large as PeopleSoft had become, we have become large mostly servicing service industries.

So the telecommunications industry, the financial service industry, healthcare, public sector, universities, these are industries that PeopleSoft is a dominant provider. But they're also service industries.

JD Edwards had become a very large company servicing asset-intensive industries, the automotive industry, construction industry, the mining industry, paper and pulp industry.
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So we achieved with the acquisition of JD Edwards a second dimensional benefit, and that was an industry benefit.

The third benefit that we achieved with JD Edwards was a market - a market benefit. PeopleSoft had become the second or third largest provider of enterprise software offering the software mostly to very large enterprises, companies with more than 750 million or a billion dollars of revenue.

JD Edwards had become almost a billion dollar company offering enterprise software mostly to mid-market companies, companies with revenues less than $750 million. So that was a third dimensional benefit.

The fourth dimensional benefit that we achieved with the acquisition of JD Edwards was scale. PeopleSoft more than doubled the number of customers once we completed the acquisition of JD Edwards. Today we have more than 12,000 customers.

And with scale comes an opportunity to do the things Kevin talked about - cross sell, up sell. With scale comes stronger momentum in international markets, critical mass in international markets. So that was the fourth dimension that we achieved with the acquisition of JD Edwards.

A product dimension, an industry dimension, a market dimension, and a scale dimension, so that was the - that was the four dimensional benefits from JD Edwards.

As Kevin mentioned, integration of the two companies has been outstanding. And I'm not - I'm not exaggerating when I use that word. The financial synergies that were anticipated we have achieved or are ahead of plan, and many of them are still yet to be achieved in 2004.

The traditional license revenue from JD Edwards product lines - their product lines were - we now call PeopleSoft World and EnterpriseOne. The revenue contribution from those traditional product lines post-integration went up. So we achieved more revenue from the traditional JD Edwards product lines post-integration.

The cross sell opportunity, this is the opportunity to sell PeopleSoft products to formerly JD Edwards customers and vice-versa. We anticipated a certain amount of that was possible, and as Kevin again mentioned, we are - we are ahead of the schedule for cross sell opportunities. The employee turnover between the two companies has been very low.

And finally, the culture match between the two companies has been terrific. Oftentimes when you acquire or merge two large companies, cultural inconsistencies plague the combination, and that has not been the case in this case.
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Of course, the announcement of our intention to acquire JD Edwards prompted a tender offer from Oracle. Now, and the biggest impact of that tender offer was actually the jeopardy to our current sales.

In our industry, customers need to have confidence that your product and your company is going to be viable in the years ahead. And this was particularly of concern following the strong statements made by Oracle regarding the company, regarding the product, and regarding the employees. So we needed to maintain the confidence of our customers, the confidence of our customers, to ensure the revenue stream and to continue the success of the company, and in fact, protect shareholder value. And we did that. We did maintain the customer confidence. We did exceed financial guidance in Q2, we did exceed financial guidance in Q3, we did exceed financial guidance in Q4. We also were able to improve our brand awareness with the help of Oracle.

I want to end by saying we are still very very excited about 2004. You know, we started 2003 in an economic downturn and we ended the year the second-largest enterprise software company in the world. In 2004, we're looking forward to capitalizing on that position. We're still in a difficult economy, particularly with expenditures for large capital spending, but if the economy continues to improve, we think the company's strength will become even more and more apparent. So with that, I'd like to move to the question and answer session. Skip, Kevin and I are now available for questions concerning the management presentations, or that of general concerns of stockholders. If you have a question, please go to the microphone in the center aisle and wait until you are recognized. When you are recognized, please state your name in the number of shares of PeopleSoft that you hold and Skip and Kevin, if you could join me onstage.

Sir?

UNIDENTIFIED PARTICIPANT: (INAUDIBLE) shareholder. When Oracle announced the offer to buy out, there was a lot of talk about how Oracle might change this company, chop it up, make it more profitable, so I looked at the financials, and what I saw was that compared to Oracle, this company requires a lot more resources for each dollar of revenue, one and a half times as much equity, same for on the (INAUDIBLE) expenses. Just focusing on the costs, the licenses and the services, you spend 38% of the revenue, Oracle 25%. So why at such a basic level is there such a gap? I don't think Oracle employees are that much more productive than PeopleSoft employees.

PARKER: I think if you look at it and look at Oracle from an objective point of view, the two companies are not similar. Oracle enjoys a predominant share in the database business. It is a profit driver for that company, and if you look at what most published analysts say about their application business, you'd find out that most of the analysts that have published information about it believe that Oracle is losing money in the applications, losing money or breaking even or may be marginally profitable. So you really comparing two very very different things; the very large, very dominant position in

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the database is a profit driver for them. They're losing money in the applications business, if you compare our applications business to their application business, I think you'd find we're substantially more successful than they are.

CONWAY:  Thank you.  Other questions?  Or comments?

CARLSON: Hi, Albert Carlson, representing the pension plan for the American Federation of State and County Municipal Employees.

CONWAY:  Yes sir?

CARLSON: And I just wondered what your comment was regarding the majority vote of shareholders to expense stock options, and what your plans were in respect to that.

BATTLE: We take our messages from the shareholders very very seriously. We'll be -- we just learned about it now, and we'll be spending time looking at this issue in considerable detail, particularly recognizing the fact that the majority of people who voted voted for this proposal.

MATT DANDLE, SHAREHOLDER: Good morning. My name is Matt Dandle, I hold a proxy for the Chesapeake Partners.

BATTLE:  Sure.

DANDLE: You commented on the Oracle tender offer and the desire to protect shareholder value, and there's been a lot of concern in the market recently involving PeopleSoft, including several downgrades in earnings estimates, such that the current shareholder price is approximately $8 below the Oracle tender offer. My question is assuming the antitrust concerns can be addressed and resolved, will the Board of Directors do the right thing and allow Oracle to purchase PeopleSoft?

BATTLE: Well, the Board of Directors will do its very best to do the right thing. And I think you're absolutely right to talk about -- to mention the fact that the Oracle offer is not acceptable -- is not able to be accepted at this time because it's in court. That's something that we were concerned about from the very very very beginning. What will -- and the reason the Board determined, and our investment bankers told us, that the $26 offer was not financially appropriate, was in light of the plans that PeopleSoft has published, the guidance that it's issued going forward, so we felt the price was low, but also we thought that it was an offer that was highly conditional and it was an offer that stood, we thought, substantial likelihood of being challenged by the federal government.

All of that has come out sort of in favor of the thinking supporting the thinking that we had. We are in -- we sit here to maximize shareholder value over the long-term. And that's what we'll do our best to do in the future, and to speculate on what might happen with Oracle or what might happen at the courts we'll respond as opposed to speculate. Thank you. Other questions please? We're happy to answer any questions about the

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company that's on your mind, and we'd encourage you to give them now we're in a quiet period so we can talk about what's happening in this quarter or deal with any detailed projections on guidance, but anything else that you are interested in asking, we'd be happy to try to answer. Any other questions? All right then, there being no other questions, I'd like to thank you for attending this year's annual stockholder event. I appreciate your attention, appreciate your investment in the company, and we'll see you here next year. Thank you.